amadeus

Madrid, 16th September 2004

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Filing Desk

Amadeus Global Travel Distribution, S.A. (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Reference No. 82-5173

Dear Sirs:

We are furnishing the following information to the U.S. Securities and Exchange Commission (the "Commission") pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act") which consists of information that the Company (i) has made or is required to make public pursuant to the laws of the Kingdom of Spain, its country of domicile, incorporation and organisation, (ii) has filed or is required to file with the exchanges on which its class A preferred shares, par value € 0.01, are listed and which has been made public by such exchanges.:

The Company hereby confirms that it is not ineligible to use Rule 12g3-2(b) pursuant to Rule 12g3-2(d).

The information set forth is being furnished to the Commission pursuant to Rule 12g3-2(b)(1)(iii). In accordance with Rule 12g3-2(b)(4) and Rule 12g3-2(b)(5), the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of the Exchange Act and that neither this letter nor the documents enclosed herewith pursuant to Rule 12g3-2(b)(1)(iii) shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 9/23

In the event that any questions should arise in connection with this matter or you require additional information, please do not hesitate to contact either: Jacinto Esclapés Díaz or Tomás López Fernebrand, Amadeus Global Travel Distribution, S.A., Salvador de Madariaga 1, 28007 Madrid, Spain, telephone: +34 915 821 231, facsimile: +34 915 820 129; our Spanish counsel, Alejandro Ortiz, Linklaters, Zurbarán 28, 28010 Madrid, Spain, telephone: +34 91 399 6000, facsimile: +34 91 399 6001; or our United States counsel, Stephen A. Thierbach or Stephen J. Double of Linklaters, One Silk Street, London EC2Y 8HQ, telephone: +44 207 456 2000, facsimile: +44 207 456 2222.

Very truly yours,

Amadeus Global Travel Distribution, S.A.

By: ______________________

Jacinto Esclapés Díaz
Vice-Secretary to the Board

cc: Alejandro Ortiz
Stephen A. Thierbach
Stephen J. Double
Linklaters

Enclosures:

- Presentation 2Q 2004 Results
- IAS financial statements as of June 30, 2004.
- Report on agreed-upon procedures as of June 30, 2004.
- MD&A of 2Q and six months ended 30 June 2004.
- Press release 2nd Quarter results.
- Resolutions of the Ordinary General assembly (Relevant Fact of 14 June 2004).
- OPODO acquisition (Relevant Fact of 15 June 2004).
- Shareholding restructuring (Relevant Fact of 17 August 2004).
- Annual review 2003 and financial information 2003.

AMADEUS

2Q 2004 Results

3 August, 2004

AMADEUS

Disclaimer

There are statements in this presentation and those that follow which are not purely historical facts, including statements about anticipated or expected future revenue and earnings growth. All forward looking statements in these releases are based upon information available to Amadeus on the date of this presentation. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward looking statements. Amadeus undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward looking statements

This presentation and those that follow have to be accompanied by a verbal explanation. A simple reading of this presentation without the appropriate verbal explanation could give rise to a partial or incorrect understanding

Highlights

➲ Good set of results



+10%
+14%
+48%
BOOKINGS
EBITDA
NET INCOME

2Q 2004 Main Figures

Million Euros	Q2 2004	Q2 2003	% Growth
Bookings	**114.7**	**104.4**	**9.8%**
Revenues	**517.4**	**469.7**	**10.2%**
EBITDA	**144.3**	**126.4**	**14.1%**
% Margin	*27.9%*	*26.9%*	*1.0pp*
EBIT	**96.0**	**75.8**	**26.6%**
% Margin	*18.6%*	*16.1%*	*2.4pp*
Net income	**57.3**	**38.7**	**47.7%**

Booking Breakdown

Total Bookings in Q2: 114.7
Year on year Growth: *9.8%*

By type


10.5
-4.1%
7.8
6.0%
96.3
11.9%
Amadeus Germany Bookings
Non Air Bookings
Air Bookings

By geography


Rest of the World, 23.3%
Europe, 67.7%
North America, 8.9%

Revenues


469.7
116.4
353.2
10.2%
9.5%
10.4%
517.4
127.5
389.9
2Q 03
2Q 04
Non Bookings Fee Revenues
Bookings Fee Revenues

In million Euros

Non Booking related Revenue



116.4
20.1
4.3
92.0
2Q 03
9.5%
0%
84.1%
8.1%
IT Services
E-commerce
Traditional
127.5
20.0
7.9
99.5
2Q 04

In million Euros

EBITDA & EBIT


126.4
50.6
75.8
2Q 03
14.1%
(6.4%)
26.6%
144.3
48.3
96.0
2Q 04
EBITDA
EBIT
Depreciation & Amortization

In million Euros

Line of Business

	Traditional	e-Commerce	IT Services	TOTAL
Revenues	448.6	48.7	20.0	517.4
EBITDA	135.4	4.2	4.7	144.3
% Margin	*30.2%*	*8.7%*	*23.5%*	*27.9%*
EBIT	99.6	-0.4	-3.3	96.0
% Margin	*22.2%*	*-0.8%*	*-16.2%*	*18.5%*

e-travel

- 60 airlines generate 120% yearly online growth of e-travel Planitgo bookings
- e-travel will power Air Canada's online travel site
- 91% online growth for the bookings made by our corporate clients of e-travel Aergo during the first six months of 2004

IT Services

altea


Stop carrying passengers.
AMADEUS

TACA

dba fly.com

MALEV Hungarian Airlines

OPODO

- Amadeus acquisition of 55% of OPODO has been approved by the regulatory authorities
- Next steps
  - Consolidation Date: July 1st, 2004
  - Amadeus will report Opodo as a separate unit

Amadeus Global Travel Distribution, S.A.

Consolidated Interim Financial Statements
as of June 30, 2004, prepared in accordance
with International Accounting Standard 34
and Review Report of Independent Accountants

(UNAUDITED)

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
Amadeus Global Travel Distribution, S.A.

We have reviewed the accompanying consolidated balance sheet of Amadeus Global Travel Distribution, S.A. and its subsidiaries (the "Group") as of June 30, 2004 and the related consolidated statements of income, of cash flows and of changes in shareholders' equity for the six month period then ended. These financial statements are the responsibility of the Group's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with International Standards on Auditing applicable to review engagements. These standards require that we plan and perform the review to obtain moderate assurance about whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Group's personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated financial statements are not presented fairly, in all material respects, in accordance with International Accounting Standard 34.

DELOITTE ESPAÑA S.L.

F. Javier Peris Álvarez
Partner

July 30, 2004

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

ASSETS	June 30, 2004 (Unaudited)	December 31, 2003
Current assets		
Cash and cash equivalents	97,151	42,101
Accounts receivable, net	225,684	182,429
Accounts receivable - affiliates, net	79,479	63,021
Loans receivable and advances - affiliates	560	88
Taxes receivable	45,419	42,023
Prepayments and other current assets	63,865	82,810
Total current assets	512,158	412,472
Tangible assets		
Land and buildings	129,213	129,213
Data processing hardware and software	450,626	425,707
Other	131,948	128,503
	711,787	683,423
Less accumulated depreciation	437,732	410,944
Net tangible assets	274,055	272,479
Intangible assets		
Patents, trademarks and licenses	86,888	88,673
Purchased technology	41,688	41,688
Software development projects	359,585	324,957
Purchased contracts	273,286	272,093
Goodwill	317,237	310,961
Other	6,090	5,486
	1,084,774	1,043,858
Less accumulated amortization	540,508	487,806
Net intangible assets	544,266	556,052
Deferred income taxes	117,277	126,115
Loans receivable - affiliates	869	1,725
Investments in associates	59,568	63,273
Other long-term investments, net	96,108	104,757
Total other non-current assets	273,822	295,870
Total non-current assets	1,092,143	1,124,401
Total assets	1,604,301	1,536,873

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED BALANCE SHEETS AS OF
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

LIABILITIES AND SHAREHOLDERS' EQUITY	June 30, 2004 (Unaudited)	December 31, 2003
Current liabilities		
Accounts payable, net	256,004	247,400
Accounts payable - affiliates, net	41,482	24,731
Dividends payable	34,759	-
Debt payable within one year	10,898	80,310
Current obligations under finance leases	10,000	9,643
Income taxes payable	57,769	35,181
Other current liabilities	122,640	100,739
Total current liabilities	533,552	498,004
Long-term liabilities		
Long-term debt	710	701
Obligations under finance leases	99,516	104,420
Deferred income taxes payable	88,926	102,228
Other long-term liabilities	38,542	72,778
Total long-term liabilities	227,694	280,127
Minority interests	1,984	1,029
Shareholders' equity		
Share capital	23,044	27,898
Additional paid-in capital	379,568	379,358
Treasury shares and other similar equity instruments	(126,686)	(126,899)
Retained earnings	589,704	502,879
Cumulative translation adjustments	(24,559)	(25,523)
Total shareholders' equity	841,071	757,713
Total liabilities and shareholders' equity	1,604,301	1,536,873

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF INCOME
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	For the three-month period ended June 30,		For the six-month period ended June 30,	
	2004	2003	2004	2003
	(Unaudited)		(Unaudited)	
Revenue (Note 3)	517,353	469,653	1,055,379	972,320
Cost of sales	402,379	373,717	794,841	760,354
Gross profit	114,974	95,936	260,538	211,966
Selling, general and administrative expenses	19,021	20,130	37,665	40,709
Operating income	95,953	75,806	222,873	171,257
Other income (expense)				
Interest expense, net (Note 6)	(2,028)	(4,265)	(4,400)	(7,932)
Exchange gains (losses)	386	(133)	(87)	374
Other income (expense), net	(95)	1,553	(127)	2,166
Income before income taxes	94,216	72,961	218,259	165,865
Income tax	36,744	29,084	85,121	67,175
Income after taxes	57,472	43,877	133,138	98,690
Equity in income (losses) from associates	(582)	(5,103)	(5,278)	(8,675)
Minority Interests	360	(26)	686	(44)
Net income	57,250	38,748	128,546	89,971
Basic earnings per Class "A" share, in EURs (Note 7)	0.11	0.07	0.23	0.16
Basic earnings per Class "B" share, in EURs (Note 7)	-	-	-	-
Diluted earnings per Class "A" share, in EURs (Note 7)	0.10	0.07	0.22	0.16
Diluted earnings per Class "B" share, in EURs (Note 7)	-	-	-	-

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	For the six-month period ended June 30,	
	2004	2003
	(Unaudited)	
Cash flows from operating activities		
Operating income	222,873	171,257
Adjustments for:		
Depreciation and amortization	94,272	96,601
Operating income before changes in working capital:	317,145	267,858
Accounts receivable	(54,654)	(39,278)
Taxes receivable	(2,895)	(2,010)
Other current assets	7,308	3,891
Accounts payable	14,967	(5,118)
Other current liabilities	(13,246)	(7,657)
Other long-term liabilities	(3,175)	(323)
Cash provided from operating activities	265,450	217,363
Taxes paid	(58,378)	(23,230)
Net cash provided from operating activities	207,072	194,133
Cash flows from investing activities		
Additions to tangible assets	(34,858)	(15,723)
Additions to intangible assets	(40,113)	(45,676)
Investment in subsidiaries and associates, net of cash acquired	658	(73,165)
Interest received	1,498	172
Sundry investments and deposits	(49)	(1,829)
Acquisition of Treasury shares	(10)	(86)
Disposal of Treasury shares	159	-
Loans to third parties	(4,718)	(53,493)
Loans to affiliates	(585)	(1,404)
Cash proceeds collected/(paid) - derivative agreements	1,600	5,210
Disposals of sundry investments	1,134	1,971
Dividends received	1,724	2,114
Proceeds obtained from disposal of fixed assets	2,585	1,778
Net cash used in investing activities	(70,975)	(180,131)
Cash flows from financing activities		
Proceeds from borrowings	18,831	257,284
Repayments of borrowings	(88,316)	(264,380)
Interest paid	(6,159)	(6,171)
Redemption of Class "B" shares	(485)	-
Payments of finance lease liabilities	(4,956)	(4,667)
Net cash used in financing activities	(81,085)	(17,934)
Effect of exchange rate changes on cash and cash equivalents	38	373
Net increase in cash and cash equivalents	55,050	(3,559)
Cash and cash equivalents at beginning of period	42,101	18,302
Cash and cash equivalents at end of period	97,151	14,743

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2002	27,898	373,195	(128,050)	367,026	(17,729)	622,340
Available for sale financial assets	-	-	-	(50)	-	(50)
Tax impact	-	-	-	12	-	12
Hedging instruments	-	-	-	8,914	9,343	18,257
Tax impact	-	-	-	(3,127)	(3,270)	(6,397)
Other gains (losses)	-	-	-	132	(7,429)	(7,297)
Gains (losses) not recognized in the statement of income	-	-	-	5,881	(1,356)	4,525
(Acquisitions) / disposals of Treasury shares, net	-	93	93	(93)	-	93
Dividends	-	-	-	(30,000)	-	(30,000)
Net income for the period	-	-	-	89,971	-	89,971
Balance as of June 30, 2003 (Unaudited)	27,898	373,288	(127,957)	432,785	(19,085)	686,929

	Share capital	Additional paid-in capital	Treasury shares and other similar equity instruments	Retained earnings	Cumulative translation adjustments	Total
Balance as of December 31, 2003	27,898	379,358	(126,899)	502,879	(25,523)	757,713
Available for sale financial assets	-	-	-	(3,919)	-	(3,919)
Tax impact	-	-	-	1,374	-	1,374
Hedging instruments	-	-	-	(12,816)	(2,180)	(14,996)
Tax impact	-	-	-	4,484	763	5,247
Other gains (losses)	-	(3)	-	-	2,381	2,378
Gains (losses) not recognized in the statement of income	-	(3)	-	(10,877)	964	(9,916)
(Acquisitions) / disposals of Treasury shares, net	-	213	213	(213)	-	213
Dividends	-	-	-	(35,000)	-	(35,000)
Redemption of class "B" shares	(4,854)	-		4,369	-	(485)
Net income for the period	-	-	-	128,546	-	128,546
Balance as of June 30, 2004 (Unaudited)	23,044	379,568	(126,686)	589,704	(24,559)	841,071

AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2004 (UNAUDITED)
(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

1. ACTIVITY

The consolidated financial statements include Amadeus Global Travel Distribution, S.A., domiciled in Spain ("the Company") and its consolidated subsidiaries ("the Group"). The Group is a leader in information technology, serving the marketing, sales and distribution needs of the global travel and tourism industry. Its worldwide data network and database of travel information are used by travel agencies and airline sales offices. Today, travel agencies and airline offices can make bookings with airlines, hotel chains, car rental companies, and newer groups of providers such as ferry, rail, cruise, insurance and tour operators. The Group provides the above-mentioned services through a computerized reservation system ("CRS") and through its new e-commerce channel of distribution. Additionally, the Group provides information technology (IT) services and solutions to the airline industry which includes inventory management and passenger departure control.

2. BASIS OF PRESENTATION

a) General information

The accompanying June 30, 2004 consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, "Interim Financial Reporting". The same accounting policies and methods of computation have been followed as compared with the consolidated financial statements as of December 31, 2003.

The interim consolidated financial statements do not include all of the information and footnotes required by International Financial Reporting Standards (IFRS) for complete financial statements. In the opinion of management, these financial statements contain all adjustments, consisting of normal recurring accruals, necessary to present fairly the financial position, results of operations and cash flows for the periods indicated.

Use of estimates and assumptions, as determined by management, is required in the preparation of consolidated financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates and assumptions. Certain amounts for prior periods have been reclassified to conform with the current presentation.

The Group's results typically show some fluctuations between quarters. Lower revenues are generally recorded in the peak European and North American holiday periods of July/August and December and, consequently, revenues tend to be slightly higher in the first two quarters of the year than in the last two.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

b) Spanish GAAP financial statements

In compliance with legal regulatory requirements, the Company's management also prepares as of June 30, 2004 selected consolidated financial information under Spanish GAAP. As a consequence of the difference in accounting principles, the consolidated net equity reflected under Spanish GAAP exceeds the net equity reflected under IFRS as of June 30, 2004 by approximately EURs 144.1 million and the net income reflected under Spanish GAAP is lower than the net income under IFRS for the six-months ended June 30, 2004 by approximately EURs 11.8 million. As of and for the six-month period ended June 30, 2003 these differences were approximately EURs 159.3 million and EURs 3.3 million, respectively. The main differences as of and for the six-month periods ended June 30, 2004 and 2003 are due to the difference in accounting methods used in the acquisition in 1997 of Amadeus Data Processing and Co. KG ("Amadeus Operations KG"), as well as the accounting for Treasury shares and other similar equity instruments.

3. SEGMENT INFORMATION

The Group operates in the travel industry, and accordingly events that significantly affect the industry could also affect the Group's operations and financial position. The following geographical distribution of revenue is based primarily on the country where the bookings were made and, with respect to bookings made through the Group's CRS directly with airlines, based upon the home country of the airline:

	For the six-month period ended June 30,	
	2004	2003
Europe	708,102	663,934
United States	92,591	94,715
Rest of the world	254,686	213,671
Total revenue	1,055,379	972,320

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The following geographical distribution of assets is based on the country where the assets are located or relate to. The split of assets as of June 30, 2004 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	250,343	9,521	14,191	-	274,055
Intangible assets, net	238,509	74,697	15,548	215,512	544,266
Investments in associates	45,892	4,173	9,503	-	59,568
Total	534,744	88,391	39,242	215,512	877,889

The split of assets as of December 31, 2003 is as follows:

	Europe	US	Rest of the world	Assets used for general enterprise purposes	Total
Tangible assets, net	249,330	12,177	10,972	-	272,479
Intangible assets, net	255,727	85,722	14,558	200,045	556,052
Investments in associates	45,040	6,579	11,654	-	63,273
Total	550,097	104,478	37,184	200,045	891,804

Because of the interrelationships between the Group's geographical activities, it is not meaningful to geographically segment global results for the purposes of IAS 14.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

4. TAXATION

The reconciliation between the statutory income tax rate in Spain and the effective income tax rate applicable to the Group as of June 30, is as follows:

	2004	2003
	%	%
Statutory tax rate in Spain	35.0	35.0
Effect of higher tax rates in other countries	0.5	0.6
Permanent differences due to goodwill amortization	3.2	3.0
Other permanent differences	2.0	1.7
Losses with no tax benefit recognition	1.0	0.2
Benefit from unrecognized losses used in current period	(2.6)	-
Other	(0.1)	-
Effective income tax rate	39.0	40.5

The effective tax rate has been calculated considering the best estimate available of the full-year effective tax rate and the tax rates currently in force in the different countries that conform the Group structure at the date of these interim financial statements. Due to the impact on the effective tax rate of non-deductible expenses as a percentage of income before taxes, any significant difference between the estimate and the final income before taxes achieved for the full-year could affect the final full-year effective tax rate.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

5. RELATED PARTY BALANCES AND TRANSACTIONS

Below is a summary of significant balances and transactions with affiliates. All transactions with affiliates are carried out on an arm's length basis.

a) Accounts receivables - affiliates

The receivables are primarily for revenues earned from worldwide bookings made through the Amadeus CRS for flights on shareholders airlines. Total revenues earned by the Group from affiliates for the six-month periods ended June 30, 2004 and 2003, were KEURs 265,710 and KEURs 265,816, respectively.

b) Loans receivable and advances - affiliates

Total interest earned by the Group from affiliates is KEURs 123 and KEURs 16 for the six-month periods ended June 30, 2004 and 2003, respectively. Interest rates for these loans denominated in United States Dollars (USD) and Euros (EUR) ranged from 3.19% to 6.15% for the six-month period ended June 30, 2004. Interest rates for the loans denominated in Swedish Kroner (SEK) ranged from 4.86% to 5.16% for the six-month period ended June 30, 2003.

c) Accounts payable - affiliates

The payables arise primarily from distribution fees due for bookings made through the shareholder airlines. Total operating expenses incurred by the Group with its affiliates are KEURs 141,525 and KEURs 147,991 for the six-month periods ended June 30, 2004 and 2003, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

6. ADDITIONAL INFORMATION

a) The Group's personnel expenses and number of employees were as follows:

	For the six-month period ended June 30,	
	2004	2003
Gross personnel costs	192,624	188,103
Less amount capitalized	14,055	12,681
Net charge to income	178,569	175,422
Average number of employees	5,019	4,931

The amounts capitalized above represent the personnel cost component of internally generated assets (primarily software development projects).

Total costs capitalized for the six-month periods ending June 30, 2004 and 2003 were of KEURs 31,796 and KEURs 25,408, respectively.

The 2003 average headcount includes a calculation for the acquisition of Amadeus Germany on 1 March. The number of employees added on 1 March were averaged across the full year giving an average of 224 less employees.

b) The Group's net interest expense was as follows:

	For the six-month period ended June 30,	
	2004	2003
Interest expense	5,951	8,868
Less interest income	1,551	936
Net interest expense	4,400	7,932

c) Research and development

Research and development costs are expensed as incurred, except for significant software projects that have reached development stage and are capitalized. The amount of research and development costs which has been expensed was KEURs 46,292 and KEURs 45,151 for the six-month periods ended June 30, 2004 and 2003, respectively.

d) Allowances - accounts receivable

The Group has a total provision on its balance sheet for potentially uncollectible accounts receivable as of June 30, 2004 in the amount of KEURs 52,733, and as of December 31, 2003 in the amount of KEURs 48,637.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

e) Stock Incentive Plans

Total expenses recognized relating to stock grants and employee stock purchase plans, including social costs, for the six-month periods ending June 30, 2004 and 2003 were of KEURs 45 and KEURs 51, respectively. During the six-month period ended June 30, 2004 the Group delivered 9,153 shares to participants in the employee stock purchase plan. As of June 30, 2004 the number of shares required in order to meet the obligations under the stock grant and option plans was of 3,098 and 11,468,597, respectively.

f) Warrants

The warrants issued by the Group relating to its class "A" shares as of December 31, 2003 and June 30, 2004 can be summarized as follows:

Cash settlement option	Number of warrants
Yes	5,900,000
No	4,768,000
	10,668,000

g) Treasury shares and other similar equity instruments

The components of the Treasury shares and other similar equity instruments caption were as follows:

	KEURs		Number of shares	
	As of June 30, 2004	As of December 31, 2003	As of June 30, 2004	As of December 31, 2003
Treasury shares	98,306	98,519	15,452,387	15,502,843
Equity swaps	28,380	28,380	4,500,000	4,500,000
	126,686	126,899	19,952,387	20,002,843

h) Other statement of income information

A pre-tax year-to-date gain of KEURs 59 and KEURs 1,980 is included in the "Other income" caption as a result of the variation in the fair value of the warrants and equity swaps mentioned above which contain cash settlement options as of June 30, 2004 and 2003, respectively.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

7. EARNINGS PER SHARE

The reconciliation of the weighted average number of shares and diluted weighted average number of shares outstanding as of June 30, 2004 and 2003 is as follows:

	Class "A" shares as of		Weighted average number of class "A" shares as of	
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Total shares issued	590,000,000	590,000,000	590,000,000	590,000,000
Treasury shares and other similar equity instruments (see note 6g)	(19,952,387)	(20,196,898)	(19,979,496)	(20,201,514)
Total shares outstanding	570,047,613	569,803,102	570,020,504	569,798,486
Dilutive effect of warrants, stock options and stock grants	672,424	575,244	683,858	589,254
Total number of diluted shares	570,720,037	570,378,346	570,704,362	570,387,740

	Class "B" shares as of		Weighted average number of class "B" shares as of	
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
Total shares issued	219,983,100	219,983,100	219,983,100	219,983,100
Total shares outstanding	171,443,700	219,983,100	203,803,300	219,983,100
Total number of diluted shares	171,443,700	219,983,100	203,803,300	219,983,100

For the purposes of allocating earnings between the class "A" and class "B" shares, the assumption is made that the maximum economic rights attributable to the class "B" shares would be via the dividend calculation. Additionally, the assumption is made that 100% of the profits are paid out as dividends and the respective portion is allocated to the class "B" shares first and the remainder to the class "A" shares.

In the Annual General Shareholders´ meeting that has taken place in June 2004, it has been approved the redemption of 48,539,400 Class "B" shares, following the save of 78,000,000 Amadeus Class "A" shares by Lufthansa on February 12, 2004.

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The calculation of basic earnings per share (rounded to two significant digits) for the periods ended June 30 is as follows:

	2004	2003
Net income, in KEURs	128,546	89,971
Weighted average number of class "A" shares outstanding	570,020,504	569,798,486
Weighted average number of class "B" shares outstanding	203,803,300	219,983,100
Basic earnings per class "A" share, in EURs	0.23	0.16
Basic earnings per class "B" share, in EURs	-	-

The calculation of diluted earnings per share (rounded to two significant digits) for the periods ended June 30, is as follows:

	2004	2003
Net income, in KEURs	128,546	89,971
Weighted average number of diluted class "A" shares outstanding	570,704,362	570,387,740
Weighted average number of diluted class "B" shares outstanding	203,803,300	219,983,100
Diluted earnings per class "A" share, in EURs	0.22	0.16
Diluted earnings per class "B" share, in EURs	-	-

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

8. ADDITIONAL STATEMENT OF CASH FLOWS RELATED DISCLOSURE

The components of cash and cash equivalents as of June 30 are as follows:

	2004	2003
Cash on hand and balances with banks	23,392	13,952
Short-term investments	73,759	791
	97,151	14,743

9. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

a) During the six-month period ended June 30, 2004 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 42% interest in Amadeus Brasil Limited (total interest 76%).
- 50% interest in Travellink AB (total interest 85%).
- 20% interest in Comtec (Europe) Limited.

ii) Newly created companies:

- 100% interest in the NMC Amadeus Global Travel Distribution (Malta) Limited.
- 100% interest in the NMC Amadeus Saudi Arabia Limited.
- 50% Interest in Jordanian National Touristic Marketing Private Shareholding Company.

iii) Capital increases:

- Amadeus Hong Kong Ltd.
- Amadeus Marketing Ghana Ltd.
- Amadeus Marketing Austria, GmbH.
- Eviaggi.com SPA.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid for current transactions	1,563
Conversion of debt to equity	2,478
Cash acquired as a result of current acquisition	2,054
Tax benefit on investments	(737)
Equity in net assets acquired	(2,161)
Excess purchase price	3,197
Allocation of fair value to net assets acquired	-
Goodwill	3,197

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

The reconciliation between the net cash paid for current acquisitions and the net cash invested in subsidiaries and associates is as follows:

Net cash paid for current acquisitions	1,563
Cash acquired related to the pre-existing ownership in Amadeus Brasil and Travellink	(1,465)
Cash acquired related to Minority Interests	(756)
Net cash invested in subsidiaries and associates	(658)

b) During the six-month period ended June 30, 2003 the Group made the following investments in subsidiaries and associates:

i) Acquisitions:

- 66% interest in Amadeus Germany GmbH (total interest 100%).

ii) Newly created companies:

- 100% interest in the NMCs Amadeus Global Travel Distribution Southern Africa Limited and Amadeus Marketing Romania S.R.L.

The main balance sheet impacts of these transactions are summarized below:

Net cash paid for current acquisition	90,504
Deferred consideration	3,881
Cash acquired as a result of current acquisition	33,658
Tax benefit on investments	(15,827)
Equity in net assets acquired	(26,487)
Excess purchase price	85,729
Allocation of fair value to net assets acquired	(21,633)
Goodwill	64,096

Following the 66% acquisition of Amadeus Germany, the following fair values were identified with respect to net assets acquired:

Purchased technology	30,056
Purchased contracts	5,234
Deferred income taxes payable	(13,657)
Allocation of fair value to net assets acquired	21,633

(EXPRESSED IN THOUSANDS OF EUROS - KEURs)

Purchased technology is the capability obtained by the practical application of knowledge, processes, methods, tools and systems to serve the market need more efficiently. In the case mentioned above, it relates to the combination of the traditional Amadeus Global Distribution System (GDS) technology integrated with Start Amadeus' local platform, granting Amadeus a unique platform unchallenged to date in the German market. This asset is being amortized applying the straight-line method, based on the expected service life, which in this case is 10 years.

Purchased technology related to the original 34% acquisition, amounting to KEURs 11,632 has been reclassified to the Purchase technology caption in the Balance Sheet.

The reconciliation between the net cash paid for the acquisition of the 66% interest and the net cash invested in subsidiaries and associates is as follows:

Net cash paid for current acquisitions	90,504
Cash acquired related to the pre-existing ownership in Start Amadeus	(17,339)
Net cash invested in subsidiaries and associates	73,165

10. SUBSEQUENT EVENTS

On July 1st, 2004 we have completed the acquisition of a 55.36% controlling stake in Opodo Ltd., the leading pan-European online travel portal, for €62 million in cash. Opodo will be managed under Amadeus umbrella and operating as a separate entity with its own board, and Opodo's nine existing airline owners remain as shareholders in the portal.

We were already the technology provider of Opodo and we had presence on its board since April 2003, by means of a Convertible Loan amounting to approximately to €52 million. Upon completion the conversion rights attached to the loan will be terminated, and will remain as a financial loan.

With this acquisition we take control of a growing and well positioned online travel agency in the European market. We plan to keep on financing Opodo which will dilute the holdings of the current airline shareholders who will benefit from the increase in the value of the company. It is our believe that the integration of Opodo in the Amadeus Group provides the necessary financial resources and governance structure to successfully execute its strategic plan.

According to our business plan, Opodo will be EBITDA positive by the end of 2006. This plan contemplates the reinforcement of Opodo's management, the enlargement of the products portfolio, increasing the marketing expenses, rationalising costs and probably, making some acquisitions to support the growth of the company, both in business scope and as well in business know how.

Amadeus Global Travel Distribution, S.A.

Report on agreed-upon procedures with respect to the reconciliation of the consolidated shareholders' equity and net income for the six-months periods ended June 30, 2004 and 2003 as included in the interim consolidated financial statements prepared under International Financial Reporting Standards And those prepared in accordance with Generally Accepted Accounting Principles in Spain.

RECONCILIATION OF IFRS CONSOLIDATED FINANCIAL STATEMENTS TO SPANISH GAAP FINANCIAL STATEMENTS WITH REGARD TO NET INCOME AND SHAREHOLDERS' EQUITY.

Amadeus Global Travel Distribution, S.A. ("the Company") and its consolidated subsidiaries ("the Group") prepare consolidated annual accounts in accordance with generally accepted accounting principles in Spain (Spanish GAAP). The Group also prepares consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS"). In general, the classifications of balances in the financial statements differ under Spanish GAAP and International Financial Reporting Standards and different levels of disclosure are also required in the respective notes. Furthermore, under Spanish GAAP it is not obligatory to include statements of cash flow, nor a calculation of earnings per share.

The main differences affecting net income and shareholders' equity for six-month periods ended June 30, 2004 and 2003 are set out below. Figures are expressed in thousand (K) Euros.

Reconciliation of Net Income

	Note	For the six-month periods ended June 30, 2004	2003
		(Unaudited)	
Net Income-Spanish GAAP		**116,701**	**86,654**
Adjustments for IFRS purposes:			
Acquisition of Amadeus Operations KG	1	11,912	11,652
Treasury shares and other similar equity instruments	2	1,467	(9,959)
Public Offering expenses	3	1,583	1,583
Unrealised exchange gains	4	(2,088)	1,706
Accounting for financial instruments	5	(1,632)	(1,368)
Equity related instruments	6	603	(297)
Net Income-IFRS		**128,546**	**89,971**

Reconciliation of Shareholders' Equity

	Note	For the six-month periods ended June 30, 2004 (Unaudited)	2003
Shareholders' equity Spanish GAAP		**985,151**	**846,188**
Adjustments for IFRS purposes:			
Acquisition of Amadeus Operations KG	1	(83,061)	(103,510)
Treasury shares and other similar equity instruments	2	(105,470)	(105,195)
Public Offering expenses	3	(929)	(4,123)
Unrealised exchange gains	4	5,084	6,601
Accounting for financial instruments	5	8,852	10,360
Equity related instruments	6	31,444	36,608
Shareholders' equity-IFRS		**841,071**	**686,929**

Explanatory analysis of differences

1. Acquisition of Amadeus Operations KG

In accordance with IFRS, the acquisition of Amadeus Data Processing GmbH and Co. KG (Amadeus Operations KG - a German company), which took place at the end of 1997, was accounted for in a manner similar to a pooling of interests. Accordingly, the prior periods' financial statements, prepared in accordance with IFRS, included the combined results of operations, financial position and cash flows of Amadeus Operations KG as though it had always been a subsidiary of the Company. The price paid to the shareholders was accounted for as a reduction in shareholders' equity (retained earnings), while the deferred tax asset corresponding to the tax credit for the future amortization of goodwill was accounted for as an increase in shareholders' equity (retained earnings). In accordance with Spanish GAAP, this transaction was accounted for as an acquisition, recording the resulting goodwill, which is being amortized over a period of 10 years.

2. Treatment of acquired Treasury shares and other similar equity instruments

In accordance with IFRS, Treasury shares and other similar equity instruments must be shown in the balance sheet as a deduction from Shareholders' equity. Under Spanish GAAP, Treasury shares and other similar equity instruments (see description in note 6e)), which are primarily designated to cover specific commitments, are presented as assets and valued at the lower of cost or market.

3. Public Offering expenses

In accordance with IFRS, expenses relating to the Public Offering for subscription of shares are considered as a reduction in Shareholders' equity and deducted from additional paid-in capital. Under Spanish GAAP, such expenses are capitalised and amortised over a period of five years.

4. Unrealized exchange gains

In accordance with IFRS, unrealized exchange gains are recognized currently in the statement of income. Under Spanish GAAP, in general terms, unrealized exchange gains are deferred until they are realized.

5. Accounting for financial instruments

The Group uses derivative financial instruments to hedge certain currency and interest rate exposures. Under IFRS, all of these derivatives, whether designated as hedges or not, are recorded at fair value as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): Effective gains or losses resulting from re-measurement to fair value are included directly in retained earnings. Amounts shall remain in equity until the committed or forecasted transaction occurs, at which point they will be reclassified to earnings in the Revenue caption. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
b) Hedges of the net investment in a foreign entity: Effective gains or losses resulting from re-measurement to fair value are included in cumulative translation adjustments. Ineffective gains or losses are recorded directly in the statement of income in the exchange gains and losses caption.
c) No hedge accounting: Gains or losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income in the exchange gains and losses caption.

For Spanish GAAP, these derivative instruments are accounted for as follows:

a) Cash flow hedges (i.e. forecasted foreign currency revenue flows or future floating interest expense flows): No re-measurement to fair value is performed until the committed or forecasted transaction occurs (except for monetary assets or liabilities which are designated as hedges of future cash flows, in which case effective gains and losses resulting from re-measurement are deferred until the future forecasted transaction occurs). When the underlying transaction occurs, unrealised gains and losses obtained from re-measurement to fair value are accounted for in the statement of income to the extent that the revaluation of the underlying asset or liability is also included in the statement of income. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are recognized directly in the statement of income.
b) Hedges of the net investment in foreign entities: Effective gains or losses obtained from re-measurement to fair value are included in cumulative translation adjustments. Ineffective unrealized gains are deferred on the balance sheet and ineffective unrealized losses are included in the statement of income.
c) Hedges of monetary assets and liabilities: For consistency purposes with respect to the valuation of the underlying assets and liabilities, unrealized losses obtained from re-measurement to fair value are deferred, and unrealized gains are recorded on the statement of income.
d) No hedge accounting: Unrealized losses from derivatives not designated or qualifying for hedging treatment are accounted for directly in the statement of income, whereas unrealized gains are recorded as deferred income on the balance sheet.

6. Equity related instruments

In conjunction with certain transactions the Group is party to certain equity related instruments. Under IFRS these equity related instruments are accounted for as follows:

a) Warrants issued by the Group, where the holder has the right to request settlement in cash, are stated at market value, with unrealised gains or losses recorded in the statement of income.
b) Warrants issued by the Group, where the holder does not have the right to request settlement in cash, are stated at market value and are accounted for as additional paid-in capital, with no subsequent recognition of movements in fair value.
c) Warrants or options received on shares of other companies are recorded as derivative financial assets, and measured initially at cost, which is the fair value of the consideration given. Subsequent re-measurement of the fair value of these financial assets is performed at their fair values and unrealized gains or losses are included in the statement of income. When fair value cannot be reliably determined, these derivative financial assets are reflected in the balance sheet at cost.
d) Investments in companies over which the Group does not have significant influence or control are recorded as financial assets available-for-sale, and measured at their fair values, with unrealized gains or losses recorded in the statement of changes in shareholders' equity. When fair value cannot be reliably determined, these investments are reflected in the balance sheet at cost.
e) Equity swap agreements, entered into in order to manage the exposure to a rise in the Group's share price with respect to warrants issued, are considered as derivative financial instruments when they include interim cash settlement features that are in substance similar to a form of collateral, and therefore do not qualify as an equity instrument. In such cases, unrealized gains or losses arising from re-measurement to fair value are recorded in the statement of income. However, when no interim cash settlement feature exists, the equity swap agreements qualify as equity instruments and the underlying shares are treated similar to Treasury shares and are presented as a reduction in shareholders' equity.

For Spanish GAAP purposes, in general, these equity related instruments are stated at market value as of the balance sheet date. Unrealised losses are accounted for in the statement of income and unrealised gains are recorded as deferred income on the balance sheet. However, the following additional items should be mentioned with respect to the sections referred to above: b) - this section does not apply as the existence of a cash settlement option is irrelevant for Spanish GAAP, and, therefore, all warrants issued are stated at market value as described previously in this paragraph; d) - investments in companies over which the Group does not have significant influence are accounted for at the lower of cost or market; and e) - the differences in accounting for equity instruments treated similar to Treasury shares are described in section 2.

SEC
Reference No 82-5173

Management Discussion and Analysis of financial conditions and results of operations for the quarter and six months ended 30 June 2004

Summary

- **Total bookings up 9.8% versus Q2 2003**
- **Revenues up 10.2%, to EUR 517.4m**
- **Operating income increases 26.6% to EUR 96.0m**
- **14.1% increase in EBITDA to EUR 144.3m**
- **Net income up 47.7% to EUR 57.3m**

Second quarter highlights (for the three months ended 30 June 2004)

Total revenue for the quarter ended 30 June 2004, was EUR 517.4m, representing an increase of 10.2% or EUR 47.7m compared with the same period in 2003.

Total bookings for the quarter were 114.7m, representing an increase of 9.8% with respect to the same period of 2003.

Amadeus Germany leisure bookings amounted to 10.5m, a 4.1% reduction compared to 11.0m last year.

Excluding leisure volumes from Amadeus Germany, bookings increased 11.5%. This increase was mainly driven by a 29.6% improvement outside of Europe and North America with the latter reporting increases of 6.6% and 4.5% respectively. By segment, air bookings grew 11.9%, compared to non-air which grew by 6%.



Booking Evolution
million bookings
110
100
90
80
70
7.4
86.1
+6.0%
+11.9%
7.8
96.3
2003
2004
Air
Non air

Booking revenue as a result increased 10.4% or EUR 36.7m to EUR 389.9m over the same period of last year.

Non booking fee revenue increased EUR 11.1m or 9.5% to EUR 127.5m.



Revenues
600
400
200
0
€m
116.4
353.2
+9.5%
+10.4%
127.5
389.9
2003
2004
Booking
Non Booking

Operating expenses for the quarter were EUR 421.4m, representing an increase of 7.0% over the same period in 2003.

Cost of sales increased by 7.7% or EUR 28.7m to EUR 402.4m. This is mainly due to increases in variable costs of distribution related to higher booking levels as well as to new fully consolidated companies.

Selling, general and administrative expenses decreased EUR 1.1m or 5.5% over the prior year to EUR 19.0m. Excluding the movement in the provision for doubtful debts, SG&A decreased EUR 0.3m, representing 3.3% of revenues compared to 3.7% last year.

Operating income for the quarter was EUR 96.0m, up 26.6% compared with EUR 75.8m for the same period in 2003. Operating margin also improved by 2.4 p.p to18.5%.

EBITDA for the quarter was EUR 144.3m, up 14.1% or EUR 17.9m. Margin improved 1 p.p. to 27.9%. During the quarter, we were able to protect EBITDA from the US dollar depreciation due to our hedging activity.


EBITDA
175
150
125
100
75
50
25
0
€m
+14.1%
2003
2004

Results from associates for the quarter, before amortisation of goodwill of EUR 3.2m, were gains of EUR 2.6m compared with losses of EUR 1.5m for the same quarter in 2003.

Consequently, **net income** for the quarter was EUR 57.3m, an increase of 47.7% compared with EUR 38.7m last year.


Net Income
70
60
50
40
30
20
10
0
€m
+47.7%
2003
2004

First half highlights (for the six months ended 30 June 2004)

Total revenue for the six months ended 30 June 2004 was EUR 1,055.4m, representing an increase of 8.5% or EUR 83.1m compared with the same period in 2003.

Comparable bookings were 216.6m, representing an increase of 10.2% with respect to last year.

Amadeus Germany leisure bookings amounted to 22.0m, compared to 14.9m which last year represented four months only.

By region, bookings grew 22% outside Europe and North America most notably in Asia Pacific owing to the SARS crisis last year where the impact was most severe. In Europe and North America, bookings rose by 6.5% and 9.5% respectively. By segment, air bookings clearly outperformed non-air increasing by 10.6% versus 5.4% year on year.


Booking Evolution
million bookings
220
210
200
190
180
170
160
150
15.1
181.5
15.9
200.7
+5.4%
+10.6%
2003
2004
Air
Non air

Booking revenue increased by 9.0% or EUR 66.7m to EUR 806.5m over the same period of last year. This was principally due to the 10.2% increase in comparable booking volume, partially offset by adverse foreign exchange variances.

Non booking fee revenue increased EUR 16.4m or 7.1% to EUR 248.9m.


Revenues
1100
1000
900
800
700
600
500
400
300
€m
232.5
739.8
+7.1%
+9.0%
248.9
806.5
2003
2004
Booking
Non Booking

Operating expenses for the first half of the year were EUR 832.5, representing an increase of 3.9% over the same period in 2003.

> **Cost of sales** increased by 4.5% or EUR 34.5m to EUR 794.8m. This has been mainly due to increases in variable costs of distribution resulting from the booking increase, together with the full-year impact of Amadeus Germany as well as some more recently fully consolidated companies.
>
> **Selling, general and administrative expenses** decreased EUR 3.0m or 7.5% over the prior year to EUR 37.7m. Excluding the movement in the provision for doubtful debts, SG&A increased EUR 0.2m, representing 3.1% of revenues compared to 3.4% last year.

Operating income year to date was EUR 222.9m, up 30.1% compared with EUR 171.3m for the same period in 2003. Operating margin also improved 3.5 p.p to 21.1%.

EBITDA for the first half of the year was EUR 317.1m, up 18.4% or EUR 49.3m. Margin improved 2.6 p.p. to 30.1%. During the year, we have been able to protect EBITDA from the US dollar depreciation due to our hedging activity.


EBITDA
300
200
100
0
€m
267.9
+18.4%
317.1
2003
2004

Results from associates before amortisation of goodwill of EUR 6.3m, were gains of EUR 1.0m compared with losses of EUR 0.8m last year.

Consequently, **net income** for the first half 2004 was EUR 128.5m, an increase of 42.9% compared with EUR 90.0m for the same period in 2003.



Net Income
€m
150
125
100
75
50
25
0
90.0
+42.9%
128.5
2003
2004

Outlook

With regard to year-end, we maintain the range given last quarter (Net Income between EUR 185 - 195m). However, results year-to-date, and taking into account the consolidation of Opodo in the second half of 2004, suggest that we are more likely to conclude the year towards the top-end of this range.

Operating highlights for the second quarter ended 30 June 2004 include:

Travel Distribution

- Amadeus consolidated its clear leadership in Europe's travel distribution through the acquisition of its National Marketing Company in Bulgaria from Balkan Bulgarian Airlines.
- Amadeus opened two offices in Muscat, Oman, and Amman, Jordan, thereby increasing its presence in the Middle East to 12 countries[1].
- SkyEurope Airlines, Central Europe's longest established low fare airline, selected Amadeus to grow distribution reach and establish brand recognition beyond its home markets.
- Qantas signed a new fare distribution agreement. All of Qantas' published fares are available to Amadeus customers without any surcharges or restrictions.

[1] Bahrain, Egypt, Iran, Jordan, Kuwait, Oman, Pakistan, Palestine, Qatar, Saudi Arabia, Syria & UAE.

- During the second quarter of this year Amadeus continued to increase the number of airlines showing real-time information in its system with eleven new airlines upgrading their level of connectivity in the Amadeus System.
- US travel agents using Amadeus can now book web fares on Continental Airlines, Northwest Airlines and US Airways for flights originating in the US. Additionally travel agents in Canada, Puerto Rico and Mexico can access and book web fares for Northwest Airlines for flights originating in their respective regions.
- Nine new German tour operators signed with Amadeus during this quarter. Packages from over 170 different tour operators are now available through Amadeus.
- With Net Trans Active Commission, Amadeus is the first GDS to offer an automated hotel commissions clearing service through the system, enabling travel agents working with Amadeus to protect their hotel commission revenues.
- The Amadeus Cruise booking tool was chosen by Cruise Planners, the largest US home-based cruise agency franchise, with over US$ 50 million in sales.
- ebookers has moved its Travelbag brand, one of the leading long haul UK travel agencies, to the Amadeus reservation system, confirming Amadeus as the leading GDS technology provider for UK online travel agencies.
- Barceló Hotels & Resorts, the Spanish hotel chain, with over 125 properties in 16 countries is now available through Amadeus.

IT Services

- Six airlines, including Malev Airlines the Hungarian flag-carrier, have signed for Amadeus' community-based sales and reservations platform Altéa Sell.
- During the quarter, Amadeus extended its e-ticketing reach in Switzerland and now provides e-ticketing for 66 airlines in 85 markets, maintaining its leadership position in the provision of these services.

Amadeus e-Travel

- e-Travel bookings grew **85%** in Q2 2004 compared with the same period in 2003.
- **Amadeus e-Travel® Planitgo** airline bookings experienced record growth of **110%** for Q2 2004 compared with the same period last year.
- Amadeus e-Travel launched a new online faring solution, **Planitgo Flex Pricer Calendar,** in June. It offers passengers the maximum number of fares– across different fare classes, times and dates– on a single screen and in turn allows airlines to market their fares more effectively online. Qantas, Iberia, Finnair and bmi have reported significant online booking increases since implementing Flex Pricer.
- Air Canada signed a five-year agreement with e-Travel to provide online booking technology and services to Air Canada's travel booking websites

for consumers and travel agencies. Air Canada's websites will be powered by Planitgo, including Planitgo Flex Pricer Calendar.

- In Asia, e-Travel launched the first Chinese-language internet booking engine for Eva Air (Taiwan).
- Bookings through e-Travel® Aergo V6, e-Travel's global corporate booking solution more than doubled in Q2 2004 worldwide.
- The latest version of Aergo, V6.1 was released in June, integrating local market requirements, such as local language versions of Aergo, German railways, and LH Senator Status.
- In May, e-Travel signed a major agreement with TQ3 Travel Solutions Singapore. As part of a multi-year agreement, TQ3, one of the world's largest providers of travel management services, delivers Aergo to its corporate customer base.
- More travellers than ever are logging on to get real-time Web access to their travel itineraries using e-Travel® Checkmytrip, with visitors up 40% in the second quarter of this year compared to Q2 last year. Travellers can either log on to www.checkmytrip.com directly or log in via an agency's Web site to access their trip details.
- Searches on www.amadeus.net -the only free unbiased airline schedule and availability information on the Web today- were up **49%** in Q2 2004 over Q2 2003.

Opodo

- In June, Amadeus strengthened its leisure portfolio through the acquisition of a 55% controlling stake in the leading online European travel portal Opodo. This is managed as a separate business entity under the Amadeus umbrella.

Note:
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Selected financial information and operating statistics
For the three month period ended 30 June, 2004
(Expressed in thousands of EUROs unless indicated)

	For the three month period ended 30 June		
	2004 (Unaudited)	2003 (Unaudited)	% change
Revenue	517,353	469,653	10.2%
Cost of sales	402,379	373,717	7.7%
Selling, general and admin. expenses	19,021	20,130	(5.5%)
Total operating expenses	421,400	393,847	7.0%
Operating income	**95,953**	**75,806**	**26.6%**
Other income (expense)			
Interest expense, net	(2,028)	(4,265)	(52.5%)
Exchange gains (losses)	386	(133)	n/a
Other	(95)	1,553	n/a
Income before income taxes	**94,216**	**72,961**	**29.1%**
Income taxes	36,744	29,084	26.3%
Income after taxes	**57,472**	**43,877**	**31.0%**
Equity in earnings (losses) from associates	(582)	(5,103)	(88.6%)
Equity in earnings (losses) from discontinued Operations of associates	0	0	n/a
Minority interests	360	(26)	n/a
Net income	**57,250**	**38,748**	**47.7%**
Other Information			
Operating margin	18.5%	16.1%	2.4 pp
EBITDA (1)	**144,298**	**126,416**	**14.1%**
EBITDA margin	**27.9%**	**26.9%**	**1.0 pp**
Goodwill amortisation in Operating Expenses	7,071	6,523	8.4%
Goodwill amortisation in Associates	3,185	3,613	(11.8%)
Total Goodwill Amortisation	**10,256**	**10,136**	**1.2%**
Booking information by Category (2)			
Air bookings	**96,340**	**86,082**	**11.9%**
Non air bookings	7,815	7,371	6.0%
Amadeus Germany Leisure bookings	10,543	10,991	(4.1%)
Total non air bookings	**18,358**	**18,362**	**(0.0%)**
Total Bookings	**114,698**	**104,444**	**9.8%**
Total Bookings excluding Amadeus Germany Leisure bookings	**104,155**	**93,453**	**11.5%**
Booking information by Region (2)			
North America (3)	**10,260**	**9,818**	**4.5%**
Europe	67,163	63,001	6.6%
Amadeus Germany Leisure bookings	10,543	10,991	(4.1%)
Total Europe	**77,706**	**73,992**	**5.0%**
Rest of the world (ROW)	**26,732**	**20,634**	**29.6%**
Total Bookings	**114,698**	**104,444**	**9.8%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

Selected financial information and operating statistics
For the six month period ended 30 June, 2004
(Expressed in thousands of EUROs unless indicated)

	For the six month period ended 30 June		
	2004	2003	% change
	(Unaudited)	(Unaudited)	
Revenue	1,055,379	972,320	8.5%
Cost of sales	794,841	760,354	4.5%
Selling, general and admin. expenses	37,665	40,709	(7.5%)
Total operating expenses	832,506	801,063	3.9%
Operating income	**222,873**	**171,257**	**30.1%**
Other income (expense)			
Interest expense, net	(4,400)	(7,932)	(44.5%)
Exchange gains (losses)	(87)	374	n/a
Other	(127)	2,166	n/a
Income before income taxes	**218,259**	**165,865**	**31.6%**
Income taxes	85,121	67,175	26.7%
Income after taxes	**133,138**	**98,690**	**34.9%**
Equity in earnings (losses) from associates	(5,278)	(8,675)	(39.2%)
Equity in earnings (losses) from discontinued Operations of associates	0	0	n/a
Minority interests	686	(44)	n/a
Net income	**128,546**	**89,971**	**42.9%**
Other information			
Operating margin	21.1%	17.6%	3.5 pp
EBITDA (1)	**317,145**	**267,858**	**18.4%**
EBITDA margin	**30.1%**	**27.5%**	**2.6 pp**
Goodwill amortisation in Operating Expenses	13,626	12,011	13.4%
Goodwill amortisation in Associates	6,267	7,829	(19.9%)
Total Goodwill Amortisation	**19,893**	**19,840**	**0.3%**
Booking information by Category (2)			
Air bookings	**200,733**	**181,522**	**10.6%**
Non air bookings	15,876	15,067	5.4%
Amadeus Germany Leisure bookings	22,043	14,910	47.8%
Total non air bookings	**37,919**	**29,977**	**26.5%**
Total Bookings	**238,652**	**211,499**	**12.8%**
Total Bookings excluding Amadeus Germany Leisure bookings	**216,609**	**196,589**	**10.2%**
Booking information by Region (2)			
North America (3)	**21,084**	**19,261**	**9.5%**
Europe	143,135	134,384	6.5%
Amadeus Germany Leisure bookings	22,043	14,910	47.8%
Total Europe	**165,178**	**149,294**	**10.6%**
Rest of the world (ROW)	**52,390**	**42,944**	**22.0%**
Total Bookings	**238,652**	**211,499**	**12.8%**

(1) EBITDA calculated as follows: operating income + operating depreciation and amortisation.

(2) These number of bookings are net of cancellations made as of the end of the applicable period and before any estimate of future cancellations of bookings outstanding (such as for bookings not yet used or cancelled). In thousands of bookings.

(3) North America includes: USA, Canada & Pacific Islands.

amadeus

Press Release

Second Quarter 2004 Results[1]

(For the period 1 April to 30 June 2004)

AMADEUS MAINTAINS PATTERN OF CONSISTENTLY STRONG PERFORMANCE

Net income increased 47.7% year-on-year supported by continuing global travel recovery and ongoing cost control

Commenting on the results, **José Antonio Tazón**, President and CEO of Amadeus, said:

"Once again, Amadeus' unique global spread of business, coupled with continued focus on cost, has allowed us to take full advantage of the worldwide recovery in the travel industry.

The highlight of our business diversification activities during the quarter was a 54% increase in e-commerce revenue compared with the same period in 2003, with e-commerce representing almost 10% of our total revenue in this quarter. Furthermore, non-booking fee related revenue grew 9.5% year-on-year.

All of these factors have contributed to a good set of second quarter results."

Total bookings invoiced by Amadeus for the period rose 9.8% year-on-year to 114.7 million.

Air bookings showed strong year-on-year growth of 11.9%. 96.3 million air bookings were processed between April and June, and Amadeus continues to lead the marketplace in airline reservations. Overall, non-air bookings grew 6% year-on-year, with hotel bookings growing by 16% compared with Q2 2003.

Total revenue for the period grew by 10.2% compared with Q2 2003, reaching EUR 517.4 million. Net income grew by 47.7% to EUR 57.3m compared with a weak second quarter in 2003. We maintain our net income forecast at 185-195 million for 2004, taking into account the impact of the consolidation of Opodo in the second half of the year.

Madrid: Tuesday, 3 August 2004

For further information please contact:

Edward P. Ross
Corporate and Marketing Communication
Amadeus Global Travel Distribution
Tel. : +34 91 582 0160
Fax : +34 91 582 0188
E-Mail: externalcommunication@amadeus.net
Web: www.amadeus.com

Alejandra Moore Mayorga
Grupo Albión
Tel: +34 91 531 23 88
Mobile: +34 670 799 335
Email: amoore@grupoalbion.net

2nd Quarter 2004 Results [2]

(For the three months ended 30 June 2004)

Based on International Financial Reporting Standards (IFRS); 2004 figures not audited

Madrid, 3 August 2004: Amadeus Global Travel Distribution (AMS: Madrid), the leading Global Distribution System (GDS) and travel industry technology provider, today reported its second quarter results for the period ended 30 June 2004.

2nd Quarter 2004 Financial Highlights (to 30 June 2004)

(in million EUR)	Q2 2004	Q2 2003	Growth %
Total Bookings (millions)	114.7	104.4	9.8
Total Bookings (millions) *excl. German Leisure*	104.2	93.5	11.5
Revenues	517.4	469.7	10.2
EBITDA (1)	144.3	126.4	14.1
Net income	57.3	38.7	47.7

(1) EBITDA = operating income + operating depreciation and amortisation.

In travel distribution, total **bookings**[3] grew by 9.8%. Amadeus' market share in travel agency air reservations grew slightly year-on-year retaining its leadership position.

Regionally, Amadeus bookings increased by 6.6% in Europe, 4.5% in North America, and a notable 29.6% across all the other world regions.

Total **revenue** increased by 10.2% to EUR 517.4m. Booking fee revenue grew 10.4% driven principally by the increase in travel volumes. Non-booking fee revenue (some 25% of total revenue) increased by 9.5% to EUR 127.5m, including a 54% rise in e-commerce revenue.

EBITDA for the quarter was EUR 144.3m, up 14.1%. **EBITDA margin** improved 1 percentage point to 27.9% against the same period in 2003. The company's hedging activity protected the EBITDA from US dollar depreciation.

Net income for the quarter increased by 47.7% to EUR 57.3m.

Outlook

With regard to year-end, we maintain the range given last quarter (Net Income between EUR 185 - 195m). However, results year-to-date, and taking into account the consolidation of Opodo in the second half of 2004, suggest that we are more likely to conclude the year towards the top-end of this range.

[2] All percentage changes are compared with Q2 2003, unless otherwise stated

2nd Quarter 2004 - Operating Highlights

Operating highlights for the second quarter ended 30 June 2004 include:

Travel Distribution

- Amadeus consolidated its clear leadership in Europe's travel distribution through the acquisition of its National Marketing Company in Bulgaria from Balkan Bulgarian Airlines.
- Amadeus opened two offices in Muscat, Oman, and Amman, Jordan, thereby increasing its presence in the Middle East to 12 countries.
- SkyEurope Airlines, Central Europe's longest established low fare airline, selected Amadeus to grow distribution reach and establish brand recognition beyond its home markets.
- Qantas signed a new fare distribution agreement. All of Qantas' published fares are available to Amadeus customers without any surcharges or restrictions.
- During the second quarter of this year Amadeus continued to increase the number of airlines showing real-time information in its system with eleven new airlines upgrading their level of connectivity in the Amadeus System.
- US travel agents using Amadeus can now book web fares on Continental Airlines, Northwest Airlines and US Airways for flights originating in the US. Additionally travel agents in Canada, Puerto Rico and Mexico can access and book web fares for Northwest Airlines for flights originating in their respective regions.
- Nine new German tour operators signed with Amadeus during this quarter. Packages from over 170 different tour operators are now available through Amadeus.
- With Net Trans Active Commission, Amadeus is the first GDS to offer an automated hotel commissions clearing service through the system, enabling travel agents working with Amadeus to protect their hotel commission revenues.
- The Amadeus Cruise booking tool was chosen by Cruise Planners, the largest US home-based cruise agency franchise, with over US$ 50 million in sales.
- ebookers has moved its Travelbag brand, one of the leading long haul UK travel agencies, to the Amadeus reservation system, confirming Amadeus as the leading GDS technology provider for UK online travel agencies.
- Barceló Hotels & Resorts, the Spanish hotel chain, with over 125 properties in 16 countries is now available through Amadeus.

IT Services

- Six airlines, including Malev Airlines the Hungarian flag-carrier, have signed for Amadeus' community-based sales and reservations platform Altéa Sell.
- During the quarter, Amadeus extended its e-ticketing reach in Switzerland and now provides e-ticketing for 66 airlines in 85 markets, maintaining its leadership position in the provision of these services.

Amadeus e-Travel

- e-Travel bookings grew **85%** in Q2 2004 compared with the same period in 2003.
- **Amadeus e-Travel® Planitgo** airline bookings experienced record growth of **110%** for Q2 2004 compared with the same period last year.
- Amadeus e-Travel launched a new online faring solution, **Planitgo Flex Pricer Calendar,** in June. It offers passengers the maximum number of fares— across different fare classes, times and dates— on a single screen and in turn allows airlines to market their fares more effectively online. Qantas, Iberia, Finnair and bmi have reported significant online booking increases since implementing Flex Pricer.

____

- Air Canada signed a five-year agreement with e-Travel to provide online booking technology and services to Air Canada's travel booking websites for consumers and travel agencies. Air Canada's websites will be powered by Planitgo, including Planitgo Flex Pricer Calendar.
- In Asia, e-Travel launched the first Chinese-language internet booking engine for Eva Air (Taiwan).
- Bookings through **e-Travel® Aergo V6**, e-Travel's global corporate booking solution more than doubled in Q2 2004 worldwide.
- The latest version of Aergo, V6.1 was released in June, integrating local market requirements, such as local language versions of Aergo, German railways, and LH Senator Status.
- In May, e-Travel signed a major agreement with TQ3 Travel Solutions Singapore. As part of a multi-year agreement, TQ3, one of the world's largest providers of travel management services, delivers Aergo to its corporate customer base.
- More travellers than ever are logging on to get real-time Web access to their travel itineraries using **e-Travel® Checkmytrip**, with visitors up 40% in the second quarter of this year compared to Q2 last year. Travellers can either log on to **www.checkmytrip.com** directly or log in via an agency's Web site to access their trip details.
- Searches on **www.amadeus.net** -the only free unbiased airline schedule and availability information on the Web today- were up **49%** in Q2 2004 over Q2 2003.

Opodo

- In June, Amadeus strengthened its leisure portfolio through the acquisition of a 55% controlling stake in the leading online European travel portal Opodo. This is managed as a separate business entity under the Amadeus umbrella.

1st Half 2004 Results

(For the six months ended 30 June 2004)

Based on International Financial Reporting Standards (IFRS); 2004 figures not audited

1st Half 2004 Financial Highlights (to 30 June 2004)

(in million EUR)	**H1 2004**	**H1 2003**	**Growth %**
Total Bookings (millions)	238.7	211.5	12.8
Total Booking (millions) *excl. German leisure*	216.6	196.6	10.2
Revenues	1,055.4	972.3	8.5
EBITDA [1]	317.1	267.9	18.4
Net income	128.5	90.0	42.9

(1) EBITDA = operating income + operating depreciation and amortisation.

Total **revenue** increased by 8.5% to EUR 1,055.4m. Booking fee related revenue grew by 9%, reaching EUR 806.5m. Non-reservation revenues increased 7.1% to EUR 248.9m.

The **EBITDA** margin improved 2.6 p.p. to 30.1% year-on-year.

Net income was up 42.9% to EUR 128.5m over the same period in 2003.

Note:
This document contains certain forward-looking statements and information that are based on the current expectations of the Company's management as well as assumptions based on information available to the Company. Such statements reflect the current views of the Company, or its management, with respect to future events and are subject to certain risks, uncertainties and assumptions that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements of the Company that may be expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these statements. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements set forth in this document, whether on the basis of new information, future events or otherwise.

Notes to the Editors:

Amadeus Global Travel Distribution (MAD: AMS)

- Amadeus is the leading global distribution system (GDS) and technology provider, serving the marketing, sales and distribution needs of the world's travel and tourism industries. Its comprehensive GDS data processing centre serves over 64,000 travel agency locations and more than 16,000 airline sales offices, totalling around 360,000 points of sale located in over 210 markets worldwide.

  Through the Amadeus GDS, travel agencies and airline offices can make bookings on 95 per cent of the world's scheduled airline seats. The system also provides access to 51,000 hotel properties, some 50 car rental companies serving over 26,000 locations, as well as ferry, rail, cruise, tour operators and insurance companies.

- Amadeus is a leading IT solutions provider to the airline industry. Over 140 airlines use Amadeus' Altéa Sell as the sales and reservation system in their offices, to provide passengers with superior and seamless service at optimal cost.

  Amadeus' new generation Customer Management Solutions include Altéa Plan (inventory management system) and Altéa Fly (departure control system). British Airways, Qantas and Finnair are the first customers to implement these solutions.

- e-Travel, Amadeus' e-commerce business unit, is the global leader in online travel technology and corporate travel management solutions. It services travel agencies in 90 countries, and powers the websites of over 260 corporations and more than 60 airlines and hotels.

  Amadeus is headquartered in Madrid, Spain and quoted on the Madrid, Paris and Frankfurt stock exchanges. For the year ended 31 December 2003, the company reported revenues of EUR 1,929m and net income excluding special items of EUR 158.4m. The Amadeus data centre is in Erding (near Munich), Germany and its principal development offices are located in Sophia Antipolis (near Nice), France. The company has 5,000 employees worldwide.

Selected Financial Information and Operating Statistics
For the three-month period ended 30 June 2004, and YTD

Figures in million euros	Q2 2004	Q2 2003	% Growth	YTD 2004	YTD 2003	% Growth
Revenues	**517.4**	**469.7**	**10.2%**	**1,055.4**	**972.3**	**8.5%**
Operating expenses [(1)]	373.1	343.2	8.7%	738.2	704.5	4.8%
EBITDA	**144.3**	**126.4**	**14.1%**	**317.1**	**267.9**	**18.4%**
Depreciation & Amortisation	41.3	44.1	(6.4%)	80.6	84.6	(4.7%)
Operating Goodwill Amortisation	7.1	6.5	8.4%	13.6	12.0	13.4%
EBIT	**96.0**	**75.8**	**26.6%**	**222.9**	**171.3**	**30.1%**
Net financial income / (expense)	(1.6)	(4.4)	(62.7%)	(4.5)	(7.6)	(40.6%)
Other non operating	(0.1)	1.6	n/a	(0.1)	2.2	n/a
Income before income taxes	94.2	73.0	29.1%	218.3	165.9	31.6%
Income taxes	36.7	29.1	26.3%	85.1	67.2	26.7%
Income after taxes	57.5	43.9	31.0%	133.1	98.7	34.9%
Associates - Operating Results	2.6	(1.5)	n/a	1.0	(0.8)	n/a
Associates - Goodwill	(3.2)	(3.6)	(11.9%)	(6.3)	(7.8)	(19.9%)
Associates	(0.6)	(5.1)	(88.6%)	(5.3)	(8.7)	(39.2%)
Minority interests	0.4	(0.0)	n/a	0.7	(0.0)	n/a
Net Income	**57.3**	**38.7**	**47.7%**	**128.5**	**90.0**	**42.9%**
EPS	**0.10**	**0.07**	**47.9%**	**0.23**	**0.16**	**43.0%**
EBITDA margin	27.9%	26.9%	1.0 p.p.	30.1%	27.5%	2.5 p.p.
EBIT margin	18.5%	16.1%	2.4 p.p.	21.1%	17.6%	3.5 p.p.
Net Income margin	11.1%	8.3%	2.8 p.p.	12.2%	9.3%	2.9 p.p.
Effective tax rate	39.0%	39.9%	(0.9) p.p.	39.0%	40.5%	(1.5) p.p.

(1) Operating expenses excludes depreciation, and amortisation of intangibles and goodwill

Bookings details
For the three-month period ended 30 June 2004, and YTD

Figures in thousands	Q2 2004	Q2 2003	% Growth	YTD 2004	YTD 2003	% Growth
Bookings by Type						
Air	96,340	86,082	11.9%	200,733	181,522	10.6%
Non - Air	7,815	7,371	6.0%	15,876	15,067	5.4%
Bookings by Region						
North America	10,260	9,818	4.5%	21,084	19,261	9.5%
Europe	67,168	63,001	6.6%	143,135	134,384	6.5%
Rest of the World	26,732	20,634	29.6%	52,390	42,944	22.0%
Bookings by Channel						
Travel Agency (Indirect)	82,957	75,156	10.4%	170,316	155,727	9.4%
Direct[(1)]	21,198	18,297	15.9%	46,293	40,862	13.3%
Traditional vs E-Commerce						
Traditional	93,252	86,388	7.9%	194,969	182,874	6.6%
E-Commerce	10,903	7,065	54.3%	21,640	13,715	57.8%
Bookings excl. German Leisure	**104,155**	**93,453**	**11.5%**	**216,609**	**196,589**	**10.2%**
German Leisure Bookings	10,543	10,991	(4.1%)	22,043	14,910	47.8%
Total Bookings	**114,698**	**104,444**	**9.8%**	**238,652**	**211,499**	**12.8%**

(1) Airport Ticket Offices / City Ticket Offices and Airline websites

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

Ordinary General Assembly of Amadeus Global Travel Distribution, S.A.

Amadeus Global Travel Distribution, S.A., celebrated today its Ordinary General Assembly of Shareholders.

The Resolutions adopted were as follows:

ONE.-

Approval of the annual accounts—balance sheet, income statement and annual report—and of the Director´s report, of the company relating to the fiscal year ending December 31, 2003.

TWO.-

Approval of the annual accounts—balance sheet, income statement and annual report—and of the Director´s report, of the consolidated group relating to the fiscal year ending December 31, 2003.

THREE.-

Approval of the following application of results obtained in the fiscal year ending December 31, 2003 (amount in Euros):

Fiscal Year Profit	150,026,789.05
Distribution to:	
- Dividends	35,000,000.00
- Other reserves	115,026,789.05
	150,026,789.05

where each Class A share is entitled to a full dividend of 0.06062 Euros, while each Class B share is entitled to a full dividend of 0.0010 Euros.

To approve the payment of the dividend on July 15, 2004 (ex-dividend date), in accordance with the rules of operation of the Management Company of the Registration Systems, Securities Clearing and Settlement Service (IBERCLEAR), with Banco Bilbao Vizcaya Argentaria acting as paying agent.

FOUR.-

Approval of the management performed by the Board of Directors during the fiscal year ending December 31, 2003.

FIVE.-

Not to cover the vacancies created by the resignation of Mr. Ralf Teckentrup and Mr. Peter Franke, effective since February 17, 2004, until a proposal is made on this subject by the Nomination Committee to the Board of Directors.

To appoint Members of the Board of Director for a four-year term, Mr. Bruno Matheu, Board member representative of the major shareholder SOCIÉTÉ AIR FRANCE, Mr. José Caparrós Pérez, independent Director and Mrs. Silvia Cairo Jordán, Board member representative of the major shareholder IBERIA LÍNEAS AÉREAS DE ESPAÑA, S.A., all of them interim Directors.

To re-appoint as Board member of the Company, for an additional four-year term, Mr. Christian Boireau, Board member representative of the major shareholder SOCIÉTÉ AIR FRANCE, Mr. Manuel López Colmenarejo, Board member representative of the major shareholder IBERIA LÍNEAS AÉREAS DE ESPAÑA, S.A., Mr. Francis Lorentz and Mr. Friedrich Fröschl, both independent Directors.

SIX.-

To renew the appointment of Deloitte & Touche España, S.L., as the statutory auditor of the Company and its consolidated Group, for an additional period of one year, i.e. for fiscal year 20034

SEVEN.-

To reduce, in accordance with Article 164,3 of the Corporations Law, the share capital of the Company with return of contributions to the Class B shareholders, by means of the redemption of 48,539,400 Class B shares. The contribution to return to the affected shareholders will be 0.01 Euros per share redeemed.

As a result of the share capital reduction, to amend Article 5 of the By-laws, setting-up the share capital in TWENTY-THREE MILLION FORTY-FOUR THOUSAND THREE HUNDRED AND SEVENTY EUROS (€23,044,370).

EIGHT.-

To amend the following Articles of the By-laws; Art. 12 (Competency of the General Shareholders Meeting), Art. 14 (Notice of Meetings), Art. 17 (Attendance and Proxies), Art. 20 (Chairman and Secretary of the Meeting), Art. 22 (The Borrad of Directors), Art. 23 (Powers of the Board of Directors), Art. 25 (Board Committees), Art. 27 (Assembly and the adoption of resolutions), Art. 29 (Internal Regime Regulations), Art. 30 (Board members general obligations), Art. 31 (Use of non-public information), Art. 32 (Business opportunities and conflict of interest) and Art. 33 (Fiscal year) and addition of Art. 17 bis (Exercising the right to remote voting) and Art. 21 bis (The shareholders´right to information).

NINE.-

To approve the Regulations of the General Shareholders Meeting.

TEN.-

To approve the amendment to the Amadeus´Management Stock Option Program approved by resolution of the General Assembly of Shareholders of June 16, 2000 (specific prospectus filed with the CNMV on October 19, 2000) in order to eliminate the existing restrictions as far as the transferability of the options is concerned, and therefore, to grant liquidity to the options through the implementation of any valid system in law.

To approve such amendment for the Stock Option Plans currently in force, i.e. Stock Option Plans 1999, 2000, 2001, 2002 y 2003 -for vested and non vested options -) as well as for any future annuity.

ELEVEN.-

To authorize the Board of Directors so that it may proceed, in one or more acts, with the acquisition of treasury stock by the Company itself and by Companies of its group, both directly and indirectly, as the case may be, in accordance with Article 75 of the Corporations Law and to revoke the previous authorization granted by the General Shareholders´ Meeting held on June 20, 2003.

TWELVE.-

Delegation of faculties.

Madrid, 14th June 2004

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

SEC
Reference No. 82-5173

amadeus

TO THE SPANISH NATIONAL SECURITIES MARKET COMMISSION

(FREE TRANSLATION)

Mr. Jacinto Esclapés Díaz, Vice-Secretary to the Board of Amadeus Global Travel Distribution, S.A., with registered offices at Salvador de Madariaga, nº 1, Madrid, in accordance with Article 82 of the Spanish Securities Market Law (Ley 24/1988, de 28 de julio, del Mercado de Valores), informs on the following

RELEVANT FACT

AMADEUS TAKES CONTROL OF OPODO

Amadeus today announced that it is to acquire a controlling 55% stake in Opodo, the pan-European travel service, with a EUR 62m cash injection[1].

The shareholdings of Opodo's nine existing airline owners will reduce in proportion to their current stake[2].

Through this agreement, Amadeus intends to strengthen its position in both the online and leisure travel arenas, which increasingly offer significant growth opportunities in the travel industry.

The online travel industry, in which Opodo is a key player, is experiencing rapid growth, particularly in the leisure sector. The European online market is forecast to show an average annual growth rate of 39% between 2002 and 2008, following the pattern of the US market where online sales today represent over 30% of air travel bookings[3].

As one of the leading online travel portals in Europe, Opodo has 18 per cent market share in online travel agency air bookings across the three markets in which it currently operates (France, Germany and U.K.). It reached its millionth air booking in November 2003, averaging over 10 million site visits per month.

Madrid, 15th June 2004

Jacinto Esclapés Díaz
AMADEUS GLOBAL TRAVEL DISTRIBUTION, S.A.

---

[1] The agreement is subject to regulatory approval.
[2] Following completion of this deal, Opodo's ownership structure will be Amadeus 55.4%, Air France 10.3%, British Airways 10.3%, Lufthansa 10.3%, Alitalia 4.1%, Iberia 4.1%, KLM 4.1%, Finnair 0.8%,

AMADEUS

opodo

June 15th, 2004

AMADEUS

Disclaimer

There are statements in this presentation and those that follow which are not purely historical facts, including statements about anticipated or expected future revenue and earnings growth. All forward looking statements in these releases are based upon information available to Amadeus on the date of this presentation. Any forward looking statements involve risks and uncertainties that could cause actual events or results to differ materially from the events or results described in the forward looking statements. Amadeus undertakes no obligation to publicly update or revise any forward looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on forward looking statements

This presentation and those that follow have to be accompanied by a verbal explanation. A simple reading of this presentation without the appropriate verbal explanation could give rise to a partial or incorrect understanding

Market Opportunity

opodo

The European on-line travel market is expected to grow rapidly

European Online Travel Market Size[1]


€mn
30,000
27,500
25,000
22,500
20,000
17,500
15,000
12,500
10,000
7,500
5,000
2,500
0
227
800
2,550
4,745
7,600
12,600
19,500
27,900
'00-'05 CAGR
65%
1998
1999
2000
2001
2002
2003
2004E
2005E

Online Travel Penetration[1]


35%
30%
25%
20%
15%
10%
5%
0%
14.7%
19.5%
24.4%
29.1%
3.6%
5.9%
8.9%
12.2%
2002
2003
2004
2005
Europe
US

1. Source: PhoCusWright

AMADEUS

Amadeus Present in all Channels

opodo


Travel Providers
OFF-LINE
90%
Indirect
Travel Agency
Direct
Airline Offices
ON-LINE
10%
Indirect
Travel Agency
Direct
Airline.com
opodo
Travellers

AMADEUS

Opodo: Key for Amadeus Leisure

- US experience proves that the online platform is key for leisure distribution


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
73%
27%
66%
34%
2000
2003
Non Air
Air Tickets

In the US online travel market, non air is on the rise

1. Source: Source: Carl H.Marcussen and CRT, April 2003

Amadeus + Opodo in Europe

opodo

% Ownership
Market position by air sales

AMADEUS

Scandinavia	
TravelLink	85%
Market Position	3

France	
Vivacances	85%
Market Position	7

Spain	
Rumbo	50%
Market Position	1

Italy	
Eviaggi	100%
Market Position	3



opodo
opodo
opodo
Rumbo

opodo

United Kingdom	
Market Position	#4

France	
Market Position	#2

Germany	
Market Position	#1

AMADEUS

Transaction Structure

Key Terms	
Investment	➲ €62 million
Transaction Consideration	➲ Subscription of capital increase
Expected Positive EBITDA	➲ End of 2006
Convertible Loan	➲ Will become straight debt maturing in 2009 and 2010
Corporate Governance	➲ Amadeus retains full control subject to other shareholders' statutory rights
Capital Expenditures	➲ Approximately €10 million per year
Closing	➲ July 2004 (Estimated)

Appendix

AMADEUS

Financial Background

opodo

Opodo Financial Highlights

	Fiscal Year End December 31st (1)		
Euro '000	2001A	2002A	2003A(2)
Gross Sales(3)	493	154,582	327,963
Turnover(4)	8	6,028	18,938
Expenses	(75,613)	(92,006)	(82,644)
EBITDA	(75,605)	(85,978)	(63,706)
D&A	(1,374)	(2,846)	(1,833)
EBIT	(76,979)	(88,824)	(65,539)
Net Income	(74,669)	(87,587)	(65,587)

(1) Figures according to UK GAAP
(2) Unaudited
(3) The amount the customer pays for all products & services Opodo sells in relation to Flights, Car Hire, Hotels, Insurance and Holiday products (ie charter air, packages, late holidays, rentals etc
(4) The commission Opodo receives from the sale of the above products, plus "Other Income" which consists of all types of service charges to the customer (paper ticket fees, booking fees etc), GDS Incentives, and Merchant of Record revenue (where some airlines pay Opodo a contribution towards the cost of credit card merchant fees), and less "Other Charges" which are small charges relating to customer write-offs & compensation etc

AMADEUS

Post Deal Shareholders Structure opodo

Alitalia
BRITISH AIRWAYS
Austrian
AIR FRANCE
FINNAIR
IBERIA


Airlines
45%
Amadeus
55%

aMaDEUS

2003 European Online Travel Market opodo

By Country


Rest of Europe 19%
UK 39%
Nordic 10%
France 11%
Germany 21%

By Product


Rental Cars
Rail 2%
9%
Other 2%
Package Tours 13%
Hotels 16%
Air Travel 58%

By Channel


Indirect sales 36%
Direct sales 64%

Source: Travel Daily News, Trends in European Internet Distribution by Carl H. Marcussen, Senior Researcher, Centre for Regional and Tourism Research, Denmark.

AMADEUS

TO THE SPANISH STOCK EXCHANGE COMMISSION (CNMV)

AMADEUS wishes to confirm that its Board of Directors has been informed by certain of its airline shareholders that they are considering some unsolicited approaches from financial investors, with a view to restructuring AMADEUS's capital. No agreement has been reached at this early stage and AMADEUS's Board will make an announcement should any transaction proceed.

Secretary of the Board of Directors
Tomas Lopez Fernebrand

Madrid, 17 August 2004